May 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C., 20549

Attn: Jennie Beysolow and Dietrich King

Re:	Maison Solutions Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 4, 2023

CIK No. 0001892292

Dear Ms. Beysolow and Mr. King:

Maison Solutions Inc.. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2023 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 4, 2023
Risk Factors, page 15

1.	Please add a new, separate risk factor to address the risks associated with your current default under the terms of your loan with American First National Bank. In this regard, we note the discussion of the default as an example in your existing risk factor disclosure on page 16 about how the terms of your financing arrangements could restrict your operations. Please also update accordingly your Risk Factor Summary beginning page 7.

RESPONSE: In response to the Staff's comment, the Company has added a risk factor addressing the current default with American First National and accordingly updated the Risk Factor Summary. The text of the Risk Factor is below for ease of reference:

May 22, 2023

One of our debt financing arrangements is currently in default, which may restrict our current and future business and operations.

As of January 31, 2023, we are in violation of the debt service coverage ratio covenant on our loan with American First National Bank. As of the date of this registration statement, American First National Bank has not notified us that we are in default and has not taken any action as a result of this default, and we have not received a waiver from American First National Bank in relation to this violation. If we are unable to obtain continued forbearance from American First National Bank on this loan, we may be subject to repayment of the entire loan amount of $0.39 million at any time prior to the loan maturity date of March 2, 2024 at the sole discretion of American First National Bank, which may have a material adverse impact on our business, operations or financial condition. Management and the Board of Directors are evaluating options to improve liquidity and address the Company’s long-term capital structure, however, there can be no assurance that any such option or plan will be available on favorable terms, or at all.

Capitalization, page 43

2.	Please update your capitalization and dilution information to January 31, 2023.

RESPONSE: In response to the Staff's comment, we respectfully advise that Staff that we have updated the table as set forth below.

	As of January 31, 2023
	Actual(1)	Pro Forma As Adjusted
Cash and cash equivalents	$2,580

Long-term loan payables (current and non-current portion)	3,033

Shareholders’ equity:
Class A common stock	1.4
Class B common stock	0.2
Retained earnings	192
Noncontrolling interest	188
Total shareholders’ equity	381
Total capitalization	$3,414

Change in Registrant's Certifying Accountant, page 115

3.	Please state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

RESPONSE: In response to the Staff's comment, we respectfully advise that Staff that we have updated the disclosure to clarify that the former accountant was dismissed as of January 3, 2023. The text of the revised disclosure is set forth below for ease of reference.

Effective September 1, 2022, Friedman LLP combined with Marcum LLP. On January 3, 2023, we engaged Kreit & Chiu CPA LLP (“KC”) to serve as our independent registered public accounting firm and dismissed Friedman LLP, subject to the completion of all necessary client acceptance procedures and the required communications between KC and Friedman LLP, which were completed on January 17, 2023.

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May 22, 2023

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Mark Y. Liu, Esq.
Akerman LLP

cc:	John Xu
Chief Executive Officer

Alexandria Lopez

Chief Financial Officer

Christina Russo

Akerman LLP